Exhibit 99.1

Luda Technology Group Limited Signed MOU to Acquire 55% Shares in Asia AI Data Centre & Quantum Technology Company Limited, Marking Strategic Entry into Data Centre and AI Computing Infrastructure Industry

Hong Kong, June 18, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today that the Company signed a memorandum of understanding (the “MOU”) to acquire 55% shares in Asia AI Data Centre & Quantum Technology Company Limited (“Asia AI Quantum Technology”) with a consideration comprising cash of USD400,000 and issue of ordinary shares of the Company amounting to USD535,000. This proposal marks strategic entry into data centre and AI computing infrastructure industry.

The acquisition shall be made from Ms. Liu Liangping (“Ms. Liu”) who serves as the Director and CEO of Asia AI Quantum Technology. Furthermore, Ms. Liu is the Chief Operating Officer of the Company whose Director, CEO and an ultimate beneficial owner is her spouse, Mr. Ma Biu. Ms. Liu previously also served as a Director of the Company until her resignation on June 18, 2026.

About Asia AI Quantum Technology

Asia AI Quantum Technology is currently implementing a business strategy involving data centre development support and advanced cooling systems for AI, high-performance computing and related infrastructure projects across Asia at its self-owned property located in Hong Kong. For further information, please visit https://www.aidataquantech.com/.

Management Commentary

Mr. Ma Biu, the CEO of the Company, emphasized the strong global competitiveness of Chinese AI models and Hong Kong’s role as a “superconnector” linking Mainland China’s cost-efficient AI ecosystem to international markets. Partnering with Asia AI Quantum Technology, the Company aims to bridge the global tokenomics gap by delivering affordable, high-performance AI models, data centre infrastructure, and advanced cooling systems. This MOU transforms our data centre strategy from exploration into execution. By combining Asia AI Quantum Technology’s full-chain development capabilities with a global network in Hong Kong, we are building a strong platform to deliver AI computing infrastructure and token access worldwide, while driving innovation in the steel manufacturing sector.

The Company anticipates that it shall be able to start realizing revenue from the AI-related services business segment. The proposed transaction reflects Luda Technology’s broader strategy of pursuing sustainable growth, diversification, and innovation.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the uncertainties related to market conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.

Andrew J Barwicki

Email: andrew@barwicki.com

Phone: +1 516-662-9461

Website: https://ir.ludahk.com